Exhibit 99.1
FORDING CANADIAN COAL TRUST
Annual General Meeting of Unitholders of
Fording Canadian Coal Trust
(the “Trust”)
April 30, 2008
REPORT OF VOTING RESULTS
(National Instrument 51-102 — Continuous Disclosure Obligations (Section 11.3))
Capitalized words used in this Report of Voting Results but not defined herein have the respective meanings ascribed thereto in the Management Information Circular of the Trust dated March 14, 2008.
The following matters were put to a vote by a show of hands at the Annual General Meeting of Unitholders of the Trust held on April 30, 2008, as a result of less than 5% of the proxies received being withheld from the motions. Also included in this Report of Voting Results are the percentage of votes for and withheld from each motion that were voted by proxy.
The total Units represented by proxy = 112,067,022 of the 148,682,050 Units that were issued and outstanding (75.37%):

Outcome of Vote

1.	Election of the following nominees as Trustees of the Trust for the ensuing year or until their successors are elected or appointed:	Carried Units voted by Proxy (Average for all Trustees) For: 98.79%
	Richard T. Mahler	Withheld: 1.21%
Michael A. Grandin
Michael S. Parrett
Donald A. Pether
Peter Valentine
Warren S.R. Seyffert
John B. Zaozirny

2.	Approval of the election of the following nominees as directors of Fording (GP) ULC for the ensuing year or until their successors are elected or appointed:	Carried Units voted by Proxy (Average for all Directors) For: 99.44%
	Dawn L. Farrell	Withheld: 0.56%
Michael A. Grandin
Donald R. Lindsay
Richard T. Mahler
Thomas J. O’Neil
Michael S. Parrett
Leslie I. Prillaman
David A. Thompson

3.	The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust to hold office until the next annual meeting of Unitholders and authorizing the Trustees to fix their remuneration.	Carried Units voted by Proxy For: 99.46% Withheld: 0.54%